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404-881-7000

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

March 8, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Coy Garrison

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Resource Innovation Office REIT, Inc.
CIK No. 0001614502

Dear Mr. Garrison:

This letter sets forth the response of our client, Resource Innovation Office REIT, Inc. (the “Issuer”), to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via teleconference on March 6, 2017, regarding the Issuer’s Post-Effective Amendment No. 5 to its Registration Statement on Form S-11 (“Amendment No. 5”), which was filed on EDGAR on February 21, 2016. For convenience of reference, this response letter includes the comments issued by the staff during the March 6 teleconference.

1.      Comment: Please address whether the prior performance of C-III Capital Partners LLC (“C-III”) should be included in the Issuer’s registration statement.

Response: The Issuer respectfully submits that the prior performance information related to the Issuer’s sponsor, Resource Real Estate, Inc. (“Resource”), is material to prospective investors but that the prior performance of funds sponsored by C-III, which acquired the parent of the Issuer’s sponsor in September 2016, is not.

The Issuer is conducting a blind-pool offering, and its investors will rely exclusively on Resource personnel to source the Issuer’s investments and manage the Issuer’s day-to-day affairs. Employees of Resource source all investments for the Issuer. Any investments sourced by employees of C-III are offered exclusively to C-III and other C-III affiliated entities other than the Issuer. While one of seven directors of the Issuer is a C-III employee, no employee of C-III performs any services on behalf of the Issuer’s external advisor, which is a wholly-owned subsidiary of Resource. Investments sourced by Resource for the Issuer must be approved by the Resource investment committee, which is comprised of an equal number of Resource and C-III employees, however, the C-III employee members do not submit investment opportunities to the committee for consideration for the Issuer. For these reasons, the Issuer believes that only the prior performance of Resource is material to investors in the Issuer. Further, Industry Guide 5, which describes the prior performance information to be included in the prospectus,

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Coy Garrison

March 8, 2017

expressly provides that sponsors are urged not to include more information about prior performance than what is material to investors.

2.      Comment: In the Issuer’s Form 10-Q filed on November 10, 2016, the notes to the unaudited financial statements provide that the Issuer has accrued an estimate of the total distribution and shareholder servicing fee for the full five year period at September 30, 2016. Please quantify this amount in future filings.

Response: The Issuer undertakes to include such disclosure in future filings.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Shelle Weisbaum, Resource Innovation Office REIT, Inc.
Jason W. Goode, Alston & Bird LLP